SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Plug Power Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

72919P202

(CUSIP Number)

FiveMore Fund Ltd

C/O M&C Corporate Services, P.O Box 309 GT, Ugland House, South Churge Street,

George Town, Grand Cayman, Cayman Islands 309 GT

+1/345 749 2552

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88368Q103		Page 2 of 5 Pages
1		NAME OF REPORTING PERSON FiveMore Fund Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Grand Cayman, Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,931,900 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,931,900 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,931,900 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.12%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 88368Q103		Page 3 of 5 Pages
1		NAME OF REPORTING PERSON FiveT Capital AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Zurich, Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,931,900 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,931,900 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,931,900 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.12%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Item 1.	Security and the Issuer

This first Amendment to Schedule 13D (this “Amendment No. 1”) relates to the shares of Common Stock of Plug Power Inc. (the “Issuer”) and amends the Schedule 13D filed on April 2, 2012 (the “Original Schedule 13D”).

Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 968 Albany Shaker Road, Latham, NY 12110.

This Amendment No. 1 is being filed by FiveMore Fund, a Cayman limited liability company (the “Fund”) and FiveT Capital AG, a Swiss self-regulated limited liability company, which acts as Investment Advisor (the “Advisor”, together with the Fund, the “Reporting Persons”) for the Fund.

This Amendment No. 1 is being filed to amend Item 3 and Item 5 of the Schedule 13D as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The Funds expended an aggregate of approximately $1,931,946 of their own investment capital in open market transactions to acquire the 1,931,900 shares of Common Stock held by them.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 1,931,900 shares of Common Stock, consisting of 1,931,900 shares held by the Fund (the “Shares”).  The Shares represent 5.12% of the Common Stock outstanding.  Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 37,767,541 shares of Common Stock issued and outstanding as of March 29, 2012, as reported in the 10-K filed by the Issuer with the Securities and Exchange Commission on March 30, 2012. Since the 10th of April, the Reporting persons beneficially own more than 5% of the Common Stock outstanding.

 (c)           Set forth on Schedule I hereto are all transactions in the Common Stock effected during the past sixty days prior to the disclosure requirement by the Reporting Persons.

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person during the past sixty days prior to the filing requirement.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
23/03/2012	3,500,000	1.1500
23/03/2012	(700,000)	1.3204
26/03/2012	(217,000)	1.4271
27/03/2012	(82,300)	1.3770
28/03/2012	(145,000)	1.2972
29/03/2012	(105,000)	1.3025
30/03/2012	(365,000)	1.2979
10/04/2012	(27,355)	1.1445
10/04/2012	62,400	1.1477
12/04/2012	50,045	1.3475
12/04/2012	(50,045)	1.3956
13/04/2012	11,855	1.2684